Exhibit (a)(9)

Draft of December 16, 1997, 4:30 p.m.                  Contact:
                                                       Kenneth J. Zak
For Release: December 17, 1997                         313-792-6386


                    MASCOTECH COMMENCES TENDER OFFER TO
                    -----------------------------------
                 PURCHASE ALL OUTSTANDING SHARES OF TRIMAS
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               Taylor, Michigan (December 17, 1997) --MascoTech, Inc. (NYSE:
MSX) announced today that it has commenced a tender offer to acquire all outstanding shares of TriMas Corporation (NYSE: TMS) not already owned by MascoTech for $34.50 per share, net to the seller in cash. The offer is being made in accordance with the terms of MascoTech's previously announced merger agreement with TriMas. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, January 16, 1998, unless the offer is extended.

               The tender offer is subject to the condition that a majority of the approximately 21.9 million outstanding shares that could be tendered by shareholders, other than MascoTech and certain MascoTech related parties, are validly tendered and not withdrawn, as well as other customary conditions including clearance under the Hart-Scott-Rodino Antitrust Improvements Act. Neither the offer nor the merger is subject to a financing condition.

               Pursuant to the merger agreement, any shares not purchased in the offer (other than shares as to which dissenters' rights have been perfected) will be acquired for the same price in cash, in a second-step merger. TriMas currently has approximately 41 million shares outstanding. MascoTech currently owns approximately 15.2 million shares or approximately 37 percent of the outstanding shares of TriMas and certain MascoTech related parties own approximately 3.4 million shares or 8 percent of the outstanding shares of TriMas.

               Salomon Smith Barney is acting as dealer manager in connection with the offer.

               MascoTech's transportation-related businesses include metal-worked components primarily for vehicle engine and drivetrain applications and automotive aftermarket products.

               TriMas is a diversified proprietary products company with leadership product positions in commercial, industrial and consumer niche markets.

               Visit MascoTech's website at http://www.mascotech.com. MascoTech's press releases are also available through Company News On-Call by fax, 800-758-5804, extension 535375, or http ://www. prnewswire. com.

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